September 11, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Christine Torney

 Kevin Vaughn

Re:	Equillium, Inc.
Form 10-K for the Year Ended December 31, 2024 File No. 001-38692

Dear Christine Torney and Kevin Vaughn:

We are writing in response to the comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 8, 2025 with respect to the above-referenced filing of Equillium, Inc. (the “Company”). For your convenience, we have repeated the Staff’s comment before the Company’s response below.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 93

1.

To the extent you track any of your costs by product candidate and indication, please provide disclosures to be presented in future filings to separately disclose your research and development expenses by product candidate and indication. To the extent you are not able to quantify any such costs by product candidate or indication, disclose that fact as well as the reasons why not, and provide separate quantification for unallocated expenses by their natural expense categories or type. The total of quantifiable expenses should reconcile to the amount of research and development expenses presented on the face of your Statement of Operations. We note from your disclosures in the Notes to Consolidated Financial Statement that you are able to separately classify accrued expenses for Biocon clinical development related to ulcerative colitis study. We also note from disclosures in the Comparison of the Years Ended December 31, 2024 and 2023 in Results of Operations that you are able to distinguish preclinical and clinical research and development expenses.

Response: The Company respectfully acknowledges the Staff’s comment and advises that the Company is currently only advancing the development of a single product candidate, EQ504, for the treatment of ulcerative colitis (see disclosure in the Company’s Form 10-Q for the quarter ended June 30, 2025 on page 17). While the Company has additional preclinical and clinical stage assets, the Company currently has no intentions of further developing those assets (see disclosure in the Company’s Form 10-Q for the quarter ended June 30, 2025 on page 18).

Since there is currently only one product candidate in development for a single indication, the Company respectfully submits that a breakdown of the research and development expenses along the lines requested in the Staff’s comment is not practicable. Notwithstanding the foregoing, commencing with its Quarterly Report on Form 10-Q for the quarter ending September 30, 2025, the Company will enhance its disclosure

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

September 11, 2025

in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Results of Operations - Research and Development Expenses” to provide (i) a quantitative breakdown of the research and development expense components by type and nature of expense and (ii) a quantification for unallocated expenses by their natural expense categories or type.

If the Company commences development of another product candidate or pursues development of an additional indication for EQ504, the Company intends to separately disclose research and development expenses by product candidate or indication. To the extent the Company is not able to quantify any such costs by product candidate or indication, the Company will disclose that fact as well as the reasons why not, and provide separate quantification for unallocated expenses by their natural expense categories or type.

*****

The Company respectfully requests the Staff’s assistance in completing the review of the Company’s response as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response letter to me at (858) 412-5302.

Sincerely,

/s/ Bruce D. Steel
Bruce D. Steel, CFA
Chief Executive Officer
Equillium, Inc.

cc:	Penny Tom, Equillium, Inc.

Thomas A. Coll, Esq., Cooley LLP

Dylan S. Kornbluth, Esq., Cooley LLP